Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS APRIL SALES

-- COMPARABLE STORE SALES INCREASE 16.9% --

-- COMPANY EXPECTS TO EXCEED UPPER END OF FIRST QUARTER EPS GUIDANCE RANGE --

HOUSTON, TX, May 4, 2006 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the four-week period ended April 29, 2006 increased 28.5% to $119.0 million from $92.6 million in the prior year four-week period ended April 30, 2005. Comparable store sales increased 16.9% versus a decrease of 2.5% last year. The Company noted that its comparable store sales do not include the sales generated by the recently acquired B.C. Moore stores.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "The Easter calendar shift, coupled with strong demand for our spring merchandise assortments and generally favorable weather conditions, contributed to our 16.9% comparable store sales increase for April. As strong as our sales results were, we believe they could have been even more favorable had we not experienced start-up problems associated with the implementation of our new merchandising and warehouse management systems at our Peebles division. These learning-curve related issues contributed to our Peebles stores having lower than desired levels of inventory during the quarter."

Mr. Scarborough continued, "Consistent with our strong overall April sales performance, our major apparel categories achieved impressive comparable store sales increases, including dresses (+28.3%), children's (+27.8%), men's (+22.2%), footwear (+21.9%) and junior sportswear (+19.2%)."

For the first quarter ended April 29, 2006, the Company reported that total sales increased 10.8% to $343.5 million from $310.1 million last year, while this year's comparable store sales grew 3.2% versus an increase of 4.9% for the prior year period.

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SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2006	2005	2006	2005
February	(0.9)%	3.7%	$93.1	$92.3
March	(3.9)	12.1	131.4	125.2
April	16.9	(2.5)	119.0	92.6
1st Quarter	3.2	4.9	343.5	310.1

Mr. Scarborough further stated, "Based on our preliminary operating results which benefited from our higher than projected sales, and a favorable merchandise mix which produced better than anticipated gross margins, we expect to exceed the high end of our previously provided earnings guidance range for the first quarter of $0.68 per diluted share."

The Company plans to report its actual first quarter results before the market opens on Thursday, May 18, 2006, and will hold a conference call and webcast the same day beginning at 8:30 a.m. Eastern Time.

Store Activity

During April, the Company opened Peebles stores in Dickson, Tennessee and Kilmarnock, Virginia, and reopened its hurricane-damaged store in Port Arthur, Texas. These three April openings brought the total number of stores opened during the first quarter to eight. Looking ahead, the Company currently plans to open an additional eight new stores in the second quarter, which includes the reopening of its hurricane-damaged store in Orange, Texas.

For the entire 2006 fiscal year, the Company continues to anticipate opening a total of 108 stores, which includes the conversion of 69 of the acquired B.C. Moore stores to Peebles stores. With regard to its conversion activities, the Company reported that all aspects are on track and that the first group of converted Peebles stores should open for business during the first week of August.

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About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 558 stores located in 31 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. On February 27, 2006, the Company purchased B.C. Moore & Sons, Inc., and acquired 78 retail locations in the Southeast. The Company currently plans to convert 69 of the acquired stores to its Peebles name and format, in phases, beginning in early August. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's outlook and expectations for the first quarter of the 2006 fiscal year, comments regarding the Company's store opening plans in the second quarter of the 2006 fiscal year and full 2006 fiscal year, and comments regarding the expected timing of the opening of the initial group of converted Peebles stores. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in the Company's Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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